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                              September 17, 2020

       Ravi Thakran
       Chief Executive Officer
       Aspirational Consumer Lifestyle Corp.
       1 Kim Seng Promenade
       #18-07/12 Great World City
       Singapore 237994

                                                        Re: Aspirational
Consumer Lifestyle Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 16,
2020
                                                            File No. 333-248592

       Dear Mr. Thakran:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 4.4 Warrant Agreement, page i

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction,    which jurisdiction shall be exclusive.    If this provision
                                                        requires investors in
this offering to bring any such action, proceeding or claim in the courts of the State of
New York or the United States District Court for the Southern
                                                        District of New York,
please disclose such provision in your registration statement, and disclose whether this
provision applies to actions arising under the Securities Act or
 Ravi Thakran
Aspirational Consumer Lifestyle Corp.
September 17, 2020
Page 2
       Exchange Act. If the provision applies to actions arising under the Securities Act or
       Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameRavi Thakran
                                                            Division of
Corporation Finance
Comapany NameAspirational Consumer Lifestyle Corp.
                                                            Office of Energy &
Transportation
September 17, 2020 Page 2
cc:       Howard L. Ellin
FirstName LastName